Response Biomedical Announces Funded Development Program with Roche Diagnostics to Expand Cardiovascular Product Offerings

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, February 12, 2009 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) announced that Roche Diagnostics has agreed to fund two new projects aimed at strengthening the commercial success of the Response cardiovascular line of products that Roche is expected to market in North America, beginning in this quarter. Response Biomedical and Roche Diagnostics signed a strategic partnership in June 2008 to commercialize Response’s cardiovascular tests.

The first project approved for funding is to complete a submission for a CLIA-waiver for the RAMP® NT-proBNP assay. NT-proBNP is used in the diagnosis of heart failure. The RAMP® NT-proBNP assay has been well accepted as a rapid, accurate test to expedite this diagnosis. In an effort to expand the availability of this system to physician’s offices and smaller group practices that are only licensed to perform simple (CLIA-waived) tests, Roche and Response will combine efforts to complete a clinical trial to support CLIA-waived status for the RAMP® NT-proBNP assay. The trial is expected to be completed and the CLIA-waiver submission made to the FDA in 2009.

“The availability of a CLIA-waived NT-proBNP test will open the doors to the use of the Cardiac 200 system in small practices and physician’s offices, and will complement current CLIA-waived Roche offerings for blood glucose and oral anticoagulation monitoring,” said Bernd Schnakenberg, Head of Decentralized Solutions, Roche Professional Diagnostics.

The next project Response will undertake, is a next-generation Troponin I (TnI) assay development. Troponin I is a critical part of the diagnosis of heart attacks or acute myocardial infarction, especially for the more than 50 percent of cases where an electrocardiogram is inconclusive. The development of the improved RAMP® TnI test will re-align the results obtained to more closely reflect those obtained on the most commonly used central laboratory analyzers.

“We are very excited about expanding our collaboration with Roche Diagnostics,” said S. Wayne Kay, Chief Executive Officer, Response Biomedical. “Roche is one of the largest in vitro diagnostics companies in the world, and we could not ask for a stronger partner to commercialize our cardiovascular product line. We have already begun work on these two important projects and Roche’s support will allow us the ability to focus key resources to advance the cardiovascular product line while conserving cash outlays by Response.”

The RAMP® cardiovascular product line includes NT-proBNP, Troponin I, CK-MB and Myoglobin tests.

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About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure and influenza.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000. The RAMP® Influenza A/B Assay and RAMP 200 reader are not yet licensed for clinical use in Canada.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to effectively and efficiently manage the planned growth of our operations; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

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Response Biomedical Contacts:

Bill Wickson
Director, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio .com

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